SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAVANT INC.

(Name of Subject Company)

SYNAVANT INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

87157A105

(CUSIP Number of Class of Securities)

Wayne P. Yetter
SYNAVANT Inc.
3445 Peachtree Road, NE, Suite 1400
Atlanta, Georgia 30326
(404) 841-4000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

Elizabeth O. Derrick, Esq	Vincent J. Napoleon, Esq.
Womble Carlyle Sandridge & Rice, PLLC	SYNAVANT Inc.
1201 West Peachtree Street, Suite 3500	3445 Peachtree Road, NE, Suite 1400
Atlanta, Georgia 30309	Atlanta, Georgia 30326
(404) 872-7000	(404) 841-4000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Explanatory Note

This amendment amends and restates in its entirety that certain Schedule 14D-9 filed by the Company on May 12, 2003.

[Form of Letter to Employees]

May 9, 2003

Dear SYNAVANT colleague

I am writing to advise you of a further major development in our merger activities.

Today, Friday May 9, 2003 our Board of Directors approved unanimously a transaction for Dendrite International Inc. to acquire SYNAVANT at $2.83 per share in cash. This transaction supersedes Dendrite’s offer of $2.50 per share announced on April 21, 2003 and also results in the termination of SYNAVANT’s previous transaction to be acquired by Cegedim for $2.30 per share.

This means that when the transaction closes, SYNAVANT’s entire business will be merged with Dendrite’s. Dendrite is a public company quoted on Nasdaq (DRTE). It develops and delivers technology and data solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients.

The transaction results from a process conducted by SYNAVANT to ensure that both Dendrite and Cegedim were afforded the opportunity to present their best and final offer to SYNAVANT prior to our Board’s selection of a winning bidder.

The previous Cegedim transaction was announced on April 12, 2003 and Cegedim commenced its tender offer on April 18, 2003. As you are probably aware, on April 21, 2003 Dendrite announced publicly its desire to acquire SYNAVANT pursuant to a tender offer followed by a back-end merger, for $2.50 per share in cash. On the same day that it made its announcement, Dendrite commenced litigation against SYNAVANT generally alleging that SYNAVANT’s Board of Directors failed to satisfy its fiduciary duties, among other things, in connection with the approval of the merger between SYNAVANT and Cegedim. Also on April 21, 2003, SYNAVANT’s Board of Directors authorized SYNAVANT’s management and representatives to conduct further discussions and negotiations with Dendrite and Cegedim to obtain the best transaction available for shareholders. That resulted in the process that culminated in our Board of Directors approving the transaction with Dendrite. We implemented this process to bring rapid closure to the uncertainty surrounding our future and to prevent further negative impact on our business and liquidity.

We also announced today that we have entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and its directors. The parties to the settlement agreement have agreed to suspend the Dendrite lawsuit and to terminate it upon closing of the transaction.

The benefits of merging the SYNAVANT business with Dendrite are broadly similar to those with Cegedim: the resulting business will have an enriched portfolio of information products, a greatly enhanced portfolio of Interactive Marketing and consulting offerings and a strong portfolio of CRM technology solutions and services that meet a wide range of customer needs in all geographies.

The combination of these businesses brings Dendrite enhanced service delivery capabilities for the US market, a stronger presence in Europe and the Pacific Rim, significant relationships with global pharmaceutical companies, a portfolio of Interactive Marketing offerings and a growing pipeline of additional service opportunities.

While there is some overlap between our CRM technology services and solutions activities in certain countries, especially in the US, Dendrite has been very impressed by the quality of our people, support services, facilities and operations. I would expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization.

Between now and the closing we will work closely with Dendrite to prepare detailed plans for integrating our two organizations. As the transaction and our plans move forward we will keep you informed of our progress through email, SYNAVANT Global and verbal briefings from your manager. In the meantime, we have tried to address the general issues and concerns you may have in the attached Questions and Answers document. If you have further questions, please feel free to discuss these with your local senior manager or to email them to me via our transaction email box: SYNAVANT questions.

Further communications are being prepared this weekend to assist managers in employee briefings and to help our commercial people with customer briefings. We will strive to forward these to the appropriate people before Monday morning ET, May 12.

Sincerely

/s/ Wayne P. Yetter

Wayne P. Yetter

Chairman and Chief Executive Officer

Attached: Questions and Answers document

     A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission (SEC). This letter is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and shareholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and shareholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC’s web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

Dendrite

Information Sheet

Company Overview

Dendrite develops and delivers solutions that increase value in sales, marketing, and clinical processes for pharmaceutical and other life science clients. Dendrite’s product and services portfolio includes Information Management, Business Intelligence and Analytics, Commercial Sales and Marketing Operations Management, and CRM Solutions.

Dendrite Profile

•	Develops and delivers technology solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients

•	Product and services portfolio includes Information Management, Business Intelligence and Analytics, Commercial Sales and Marketing Operations Management and CRM Solutions

•	Public company quoted on the Nasdaq National Market

•	Stock symbol: DRTE

•	Founded in 1986

•	Headquartered in Morristown, New Jersey, USA

•	2002 revenue: $225.8 million

•	2002 net income: $15.4 million

•	Offices in 18 countries

•	1600 employees

•	Serves 150+ customers across 50+ countries

Benefits for SYNAVANT’s Business

•	Strong financial support to foster customer confidence

•	Resources to invest in improving existing offerings and developing new ones

•	Expanded local support for customers

•	Enriched solutions and services portfolio

Benefits for SYNAVANT’s Employees

•	Part of a larger and exciting growth environment in which to work and apply skills and competencies

•	Potential for career opportunities due to strengthened, global organization

Benefits for Dendrite

•	Increased global support service capabilities

•	Ability to serve companies using proprietary and third party systems

•	Stronger presence and product offering in Europe and Pacific Rim

•	Enriched physician database

•	Significant relationships with global pharmaceutical companies

•	Greatly expanded marketing service capabilities

•	Growing pipeline of additional service opportunities

The Dendrite Vision

Be the global leader in developing and delivering solutions that increase the productivity of sales, marketing, and clinical processes for our life sciences clients.

The Dendrite Mission

We enable pharmaceutical and other life science companies to strategically optimize their sales and marketing channels and clinical resources.

The Dendrite Value

•	We add value to our clients’ business

•	We practice open, honest and timely two-way communication

•	We treat people with trust, dignity and respect

•	We live and breathe the 3 Rs: Risk-taking, Responsibility, Recognition

•	We invest today for tomorrow

The Dendrite Career Philosophy

Dendrite’s continued success lies in its people. We build upon this success with dedicated employees who meet and exceed the goals and challenges of our fast-paced work environment. At Dendrite, each employee is the primary driver of his/her own career development. The progressive work environment allows unlimited potential for success. In support of our corporate philosophy, we provide employees with training and a host of tools to help foster their professional growth. For example, we encourage promotion from within the organization through our internal recruitment program. We recognize employees’ dedication, loyalty and hard work through various awards programs. In addition, we value and welcome creative ideas that assist in improving our business relationships and technology through our Continuous Improvement Program.

Dendrite Customers

• Pharmaceutical companies • Consumer goods companies • Biotechnology companies • Medical device companies • Contract sales organizations

Dendrite Executive Officers

John Bailye	- Founder, Chairman and Chief Executive Officer
Paul Zaffaroni	- President and Chief Operating Officer
Kathleen Donovan	-Senior Vice President and Chief Financial Officer
Marc Kustoff	- Senior Vice President and Chief Technology Officer
Christine Pellizzari	- Vice President, General Counsel and Secretary
Brent Cosgrove	- Vice President and Corporate Controller

Website Address
www.dendrite.com

Sale of SYNAVANT Business to Dendrite

     Answers to Employee Questions

Index

1.	Why has SYNAVANT’s management decided to sell the entire SYNAVANT business to Dendrite rather than to Cegedim?

2.	How much will Dendrite pay for SYNAVANT’s entire business?

3.	When is the transaction expected to close?

4.	How does this transaction affect the lawsuit filed against SYNAVANT by Dendrite?

5.	Dendrite stated the following in its April 21, 2003 news release: “We are fully prepared to accept the same merger agreement as Cegedim, with minor modifications concerning employment and items not significant to the stockholders of SYNAVANT so that SYNAVANT stockholders can consider our $2.50 per share cash offer.”

Do these conditions still apply and, if so, how do they impact SYNAVANT employees?

6.	How do we know this is a fair price for SYNAVANT’s entire business?

7.	What happens to the previous Agreement signed with Cegedim for the sale of SYNAVANT’s business?

8.	Will Cegedim make a counter offer? If so, when is the latest date by which Cegedim will need to do this?

9.	Will SYNAVANT remain a public company?

10.	Will the SYNAVANT name be retained by Dendrite?

11.	What will happen between now and when the transaction closes?

12.	Transition teams were established to manage the Cegedim transaction and meetings have been held in several countries. What happens to the information that was exchanged at those meetings?

13.	Will we establish transitions teams for the Dendrite transaction?

14.	What will the transition teams do?

15.	In the US there is a large overlap between SYNAVANT’s and Dendrite’s CRM technology services and solutions activities. How many job losses will there be?

16.	When will we know Dendrite’s plans for Avalon Ridge — our US-based Integrated Services Center?

17.	What will be the selection process by which employees are selected for positions in the new, merged organization?

18.	When will I know whether I am offered a position in the Dendrite organization?

19.	If I am offered a position in the Dendrite organization, what will happen to my employment contract?

20.	If I am offered a position in the Dendrite organization, will I have to relocate?

21.	Since a 401K plan is a standard SYNAVANT benefit in the US, what indications or commitment has Dendrite given to offer a 401K program to employees after the acquisition?

22.	If I am offered a position in the Dendrite organization, will my salary and benefits package change?

23.	If I am offered a position in the Dendrite organization, will my years’ service carry over to Dendrite?

24.	What happens if I am not offered a position in the Dendrite organization?

25.	If I am unhappy about an equivalent role that I am offered in Dendrite, can I choose to be laid-off?

26.	SYNAVANT delayed its 2003 salary increases for six months. Will Dendrite honor these increases?

27.	I hold SYNAVANT shares. What happens to my shares once the transaction is completed?

28.	I hold SYNAVANT shares. I have already tendered them to the Cegedim offer dated April 18, 2003. What do I do now?

29.	I hold SYNAVANT stock options. What happens to my stock options once the transaction is completed?

30.	Can I continue to trade in SYNAVANT stock?

31.	Will SYNAVANT’s Senior Leadership Team transfer to Dendrite?

32.	Will Dendrite continue to develop, market and sell all SYNAVANT’s existing IM and CRM technology solutions and services?

33.	Will the SYNAVANT CRM technology services team start selling Dendrite’s technology and data products, especially in those countries where they have not yet gained traction?

34.	Our technology competitors may try to erode customer confidence by claiming that it is impossible for Dendrite to continue to support so many different CRM technologies. How do we counter this?

35.	Are we still a services company?

36.	Will IMS Health still have access rights to PharbaseSM?

37.	What will be Dendrite’s strategy moving forward, as it relates to SYNAVANT’s IM and CRM technology services and consulting businesses?

38.	How will customer communications be handled?

39.	What happens to our existing customer contracts?

40.	How do we manage new customer proposals in the interim period before the transaction closes?

41.	What happens to our existing alliances and partnerships with third party companies?

42.	Will our strategic alliance with Siebel Systems transfer to Dendrite?

43.	When will we know whether Siebel is willing to consider a relationship with Dendrite?

44.	How will we continue to support our existing Siebel customers if our strategic alliance is terminated?

45.	Will SYNAVANT’s US organization continue to sell its CRM technology services to non-pharmaceutical companies?

46.	What do I do if I receive a call from the media or other third parties (for example competitors, investors)?

47.	What do I do if I have a question that is not addressed in this document?

1.	Why has SYNAVANT’s management decided to sell the entire SYNAVANT business to Dendrite rather than to Cegedim?

The offer made by Dendrite of $2.83 per share represents a significant premium to our recent share price and better value for our shareholders than Cegedim’s tender offer of $2.30 per share. The strategic potential of the combination of SYNAVANT and Dendrite will also present opportunities for our customers and employees.

2.	How much will Dendrite pay for SYNAVANT’s entire business?

Dendrite will make an offer to SYNAVANT shareholders to tender their shares for $2.83 per share. Based on the number of SYNAVANT shares and the number of SYNAVANT stock options that are “in the money”, the total value to be paid by Dendrite to our share and stock option holders is approximately $45.1 million. In addition, Dendrite will take responsibility for all SYNAVANT’s corporate liabilities and costs, which total several million dollars.

3.	When is the transaction expected to close?

The tender offer process is expected to close in June 2003.

4.	How does this transaction affect the lawsuit filed against SYNAVANT by Dendrite?

The parties to the settlement agreement have agreed to suspend the lawsuit and to terminate it upon closing of the transaction.

5.	DENDRITE stated the following in its April 21, 2003 news release: “We are fully prepared to accept the same merger agreement as Cegedim, with minor modifications concerning employment and items not significant to the stockholders of SYNAVANT so that SYNAVANT stockholders can consider our $2.50 per share cash offer.”

Were these modifications made and are there significant changes compared with the former Cegedim agreement?

The Dendrite agreement clarifies certain employee-related provisions within the Cegedim agreement but in our opinion the employee conditions remain substantially the same as those within the Cegedim agreement.

6.	How do we know this is a fair price for SYNAVANT’s entire business?

An independent fairness opinion was provided to the Board of Directors to establish that this is a fair price. This analysis examines the profitability of SYNAVANT, comparisons with other similar transactions, recent share performance, etc.

7.	What happens to the previous Agreement signed with Cegedim for the sale of SYNAVANT’s business?

The prior Cegedim agreement has been terminated and is replaced by this new Dendrite agreement for the purchase of all of SYNAVANT by Dendrite.

8.	Will Cegedim make a counter offer? If so, when is the latest date by which Cegedim will need to do this?

We do not know if Cegedim will make a counter offer. Under Delaware law (the State in which SYNAVANT Inc. is registered) interested parties may submit a counter bid at any time before the transaction closes. We anticipate the Dendrite transaction closing in June 2003, therefore Cegedim has until then to make a bid.

9.	Will SYNAVANT remain a public company?

SYNAVANT will no longer operate as a public company once the transaction closes (which is expected in June 2003). It will become part of Dendrite, which is a public company quoted on the Nasdaq National Market.

10.	Will the SYNAVANT name be retained by Dendrite?

It is expected that all operations will operate as Dendrite, however the specific naming will be decided by Dendrite.

11.	What will happen between now and when the transaction closes?

We will continue to serve our customers and continue our business development efforts. Transition teams will be established to ensure a smooth integration of SYNAVANT operations with Dendrite.

12.	Transition teams were established to manage the Cegedim transaction and meetings have been held in several countries. What happens to the information that was exchanged at those meetings?

Initial integration planning meetings were held at the corporate level between SYNAVANT and Cegedim to agree high-level plans and associated action programs. In addition, initial country-level integration planning meetings were held with all SYNAVANT countries to learn more about SYNAVANT’s activities in each country. However, no commercially sensitive information or information about individual future customer prospects and activities has been shared with Cegedim.

Although, as part of the standard due-diligence process undertaken by any potential acquirer, Cegedim gained insight into our existing contracts and business performance, it was not privy to future pipeline opportunities, strategy, pricing or any other commercially sensitive information. All confidential information shared with Cegedim will be returned or confirmed as having been destroyed.

13.	Will we establish transitions teams for the Dendrite transition?

Yes, we expect transition teams to be established comprising key managers from both SYNAVANT and Dendrite.

14.	What will the transition teams do?

The transition teams will develop plans for the most effective integration of the people, processes, solutions and technology infrastructure of our combined organizations.

15.	In the US there is a large overlap between SYNAVANT’s and Dendrite’s CRM technology services and solutions activities. How many job losses will there be?

At this time we do not know if there will be any job losses, or if there are any, how many there will be. Dendrite has been very impressed by the quality of our people, support services, facilities and operations. In addition, Dendrite has expressed its desire to leverage our Siebel services skills together with those of SAI (another recent Dendrite acquisition) to build a Siebel center of excellence. We would expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization. The transition teams will need to review the entire SYNAVANT/ Dendrite structure, activities and performance before staffing recommendations may be made.

16.	When will we know Dendrite’s plans for Avalon Ridge — our US-based Integrated Services Center?

Dendrite has been very impressed by the quality of our people, support services, facilities and operations — including our activities at Avalon Ridge. We cannot speak for Dendrite, but based on comments Dendrite has made during the due diligence process, we believe there is an excellent chance that Dendrite will wish to keep the Avalon Ridge facility. Obviously, this will be a major point in our dialogue with Dendrite going forward. We do not know when Dendrite will make its decision but we will endeavor to have a statement from Dendrite as quickly as possible.

17.	What will be the selection process by which employees are selected for positions in the new, merged organization?

A selection process will be determined by the appropriate transition team and communicated to employees.

18.	When will I know whether I am offered a position in the Dendrite organization?

We will try to define the combined organizational structure over the next 1-2 months.

19.	If I am offered a position in the Dendrite organization, what will happen to my employment contract?

All contracts – including short-term ones — will transfer to Dendrite at the time of execution.

20.	If I am offered a position in the Dendrite organization, will I have to relocate?

In some countries this is not expected to be required. In other countries some employees may be offered opportunities in the newly-integrated organization that might require relocation. We will try to confirm office locations with the next 1-2 months in those countries where multiple SYNAVANT/ Dendrite offices exist currently.

21.	Since a 401K plan is a standard SYNAVANT benefit in the US, what indications or commitment has Dendrite given to offer a 401K program to employees after the acquisition?

There is no specific reference to the US 401K plan in the SYNAVANT/Dendrite Merger Agreement. We believe Dendrite has an established 401K plan for its US employees, therefore we expect SYNAVANT employees will be given the opportunity to participate in Dendrite’s 401K program and transfer their existing 401K account if they choose to do so. The appropriate transition team will confirm precise details in due course.

22.	If I am offered a position in the Dendrite organization, will my salary and benefits package change?

In many countries, legislation dictates that after the transaction is completed, your overall compensation (including salary, bonus opportunity and benefits) will not be less than at present. In countries where protective legislation does not exist, Dendrite will provide compensation and benefits that are similar in aggregate. These may be evaluated in the future as operations are aligned to realize the full strategic potential of the combined SYNAVANT/ Dendrite business.

23.	If I am offered a position in the Dendrite organization, will my years’ service carry over to Dendrite?

Yes.

24.	What happens if I am not offered a position in the Dendrite organization?

You will receive a severance package in accordance with the current SYNAVANT policy in your country.

25.	If I am unhappy about an equivalent role that I am offered in Dendrite, can I choose to be laid-off?

Every effort will be made to leverage effectively the tremendous talent in both the SYNAVANT and Dendrite organizations. We hope that all employees who have a role in the future organization will be excited about their potential to contribute to the growth of the company and realize their career aspirations. If you are offered an equivalent role in the Dendrite organization to the one that you do now, you may decline to join Dendrite; however this will be treated as a normal resignation. If you are offered a role that is deemed not to be equivalent in terms of responsibility or location or another parameter, this may be treated as a lay-off.

26.	SYNAVANT delayed its 2003 salary increases for six months. Will Dendrite honor these increases?

It is anticipated that these planned increases will be honored.

27.	I hold SYNAVANT shares. What happens to my shares once the transaction is completed?

You will have the same opportunity as other shareholders to tender your shares to Dendrite for $2.83 per share.

28.	I hold SYNAVANT shares. I have already tendered them to the Cegedim offer dated April 18, 2003. What do I do now?

The Cegedim offer is terminated therefore no action will be taken by Cegedim on the shares that you have tendered. You will have the same opportunity as other shareholders to tender your shares to Dendrite for $2.83 per share.

29.	I hold SYNAVANT stock options. What happens to my stock options once the transaction is completed?

The successful progression of this transaction will constitute a change in control, so all stock options will vest immediately upon completion of the transaction, or sooner. Option holders will receive the value of all “in the money” options. You will be sent details of how this will be done at the appropriate time.

30.	Can I continue to trade SYNAVANT stock?

You may trade SYNAVANT stock as long as you do not have access to material non- public information that would prevent you from trading in SYNAVANT shares. If you have any questions in this regard please contact Vincent Napoleon, SYNAVANT’s Secretary and General Counsel.

31.	Will SYNAVANT’s Senior Leadership Team transfer to Dendrite?

This will be determined during the integration planning process.

32.	Will Dendrite continue to develop, market and sell all SYNAVANT’s existing IM and CRM technology solutions and services?

Dendrite will honor the terms and conditions of all existing customer contracts for at least the life of the contract. In addition, as part of our transition and integration planning there will be a full assessment of the combined solution and service assets of the new organization. A key objective will be to develop a portfolio of new, high value solutions and services for our customers.

33.	Will the SYNAVANT CRM technology services teams start selling Dendrite’s technology and data products, especially in those countries where they have not yet gained traction?

This decision will be made by Dendrite after the closing of the transaction. We will use the combined resources of SYNAVANT and Dendrite to offer a range of high-value solutions and services to customers.

34.	Our technology competitors may try to erode customer confidence by claiming that it is impossible for Dendrite to continue to support so many different CRM technologies. How do we counter this?

This is very easy for us to counter. SYNAVANT’s current business model is built around providing services and this has become our core strength over the last couple years. This business model enables us to deliver services for multiple technologies and applications without diluting our capability and customer focus. This positions us well to continue to provide services for our current offerings as well as for those of Dendrite.

35.	Are we still a services company?

SYNAVANT’s current business model is built around services and this has become our core strength over the last couple years. On the technology side, Dendrite has a different model; it develops its own CRM software. As part of the transition and integration planning, there will be an assessment of how these two models will best work together.

36.	Will IMS Health still have access rights to PharbaseSM?

Yes.

37.	What will be Dendrite’s strategy moving forward, as it relates to SYNAVANT’s IM and CRM technology services and consulting businesses?

Dendrite has been very impressed by the quality of our people, support services, facilities and operations. We expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization.

38.	How will customer communications be handled?

Customer communications messages and activities will be fully coordinated. These will comprise:

•	A letter from Wayne Yetter, SYNAVANT’s Chairman and Chief Executive Officer to senior executives in all our customer and prospect companies

•	Face-to-face briefings by customer-facing teams with all key customers and prospects # Presentation materials to help teams in their briefings

•	A customer Q&A to help our customer-facing teams answer any questions they may receive

All materials will be available from your local manager and from SYNAVANT Global, our intranet.

39.	What happens to our existing customer contracts?

•	We expect existing customer contracts to continue after the transaction o without disruption and o without any change to their terms and conditions
•	All customer contracts will transfer to Dendrite

40.	How do we manage new customer proposals in the interim period before the transaction closes?

Prior to the closing of the transaction we must continue to operate our respective businesses independently. As the news is public that the entire SYNAVANT business will be acquired by Dendrite, this should form part of your discussion with the prospect. It is essential that you reassure the prospect that despite the imminent change in the ownership of our business, we are still able to offer these services and that Dendrite will continue to support them for at least the life of the contract.

41.	What happens to our existing alliances and partnerships with third party companies?

These alliances and partnerships should remain intact and transfer to Dendrite, but will be evaluated as part of the integration process.

42.	Will our strategic alliance with Siebel Systems transfer to Dendrite?

This will be a focus of discussions with Siebel.

43.	When will we know whether Siebel is willing to consider a Dendrite relationship?

Dendrite understands the urgency of this question and we expect a meeting to be scheduled between Siebel and Dendrite in the near future. As soon as we know the answer to this question, we will inform all employees.

44.	How will we continue to support our existing Siebel customers if our strategic alliance is terminated?

This will be a focus of future discussions. We will still retain our Siebel knowledge and ability to service our customers in the short to medium term with limited negative impact for our customers. In addition, Dendrite has expressed its desire to leverage our Siebel services skills together with those of SAI (another recent Dendrite acquisition) to build a Siebel center of excellence.

45.	Will SYNAVANT’s US organization continue to sell its CRM technology services to non-pharmaceutical companies?

We expect this to continue but this will be reassessed in joint strategy evaluations during the integration process.

46.	What do I do if I receive a call from the media or other third parties (for example competitors, investors)?

Employees should never speak with reporters, journalists, other media representatives, investors or competitors. Any communications you receive from the media or third parties, other than customers, should be directed immediately to:

• Mary Stuart, Vice President, Corporate Communications • Telephone: +44 (0)1895 830615 or +1 404 841 4142 • Email: mstuart@synavant.com

Employees should never speak with analysts or investors. These calls should be directed immediately to

• Cliff Farren, Chief Financial Officer • Telephone: +1 404 841 5323 • Email: cfarren@synavant.com

Customer calls should be directed to the appropriate commercial or account manager in your country.

47.	What do I do if I have a question that is not addressed in this document?

• Your local senior manager will be able to respond to many of your questions
•      Email your questions to: SYNAVANT Questions (questions@synavant.com)
• Fax your questions to Mary Stuart at +1 404 841 4161

All questions will be answered as quickly as possible. All questions and answers will be added to the ‘Questions and Answers’ page in the Transaction Center in the News Room on SYNAVANT Global. The Transaction Center is accessible via the home page. It would be helpful therefore if you would check this page on SYNAVANT Global first, before sending your question, as your question may have been answered already.

[Form Letter to Customers]

May 12, 2003

Dear [client name]:

I am writing to advise you of a further major development in SYNAVANT’s merger activities.

On Friday May 9, 2003 SYNAVANT’s Board of Directors approved unanimously a transaction for Dendrite International Inc. to acquire SYNAVANT. This transaction results in the termination of SYNAVANT’s previous agreement to be acquired by Groupe Cegedim. We expect the transaction to close in June 2003. Full details of the announcement are in the news release we issued on Friday, May 9, 2003 that is posted on our Website: http://www.synavant.com.

This means that when the transaction closes, SYNAVANT’s entire business will be merged with Dendrite’s. Dendrite is a public company quoted on Nasdaq (DRTE). It develops and delivers technology and data solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients.

Please be assured that Dendrite will honor in full the terms and conditions of all existing SYNAVANT customer contracts for at least the life of the contract and in many cases for a longer time-period. Once the transaction has closed, SYNAVANT and Dendrite will conduct a full assessment of the comprehensive, combined solution and service assets of the new organization. Together, we will develop a portfolio of new, high-value solutions and services for our customers. In the meantime SYNAVANT will continue to manage its business with no change to our solutions, support or services.

SYNAVANT’s Interactive Marketing and CRM technology and consulting services businesses complement Dendrite’s strategic focus and strengthen its global presence. The combination of these businesses brings Dendrite substantially enhanced global support service capabilities; the ability to serve companies using proprietary and third party systems; a stronger presence and product offering in Europe and the Pacific Rim; an enriched physician database; and greatly expanded marketing service capabilities.

We also announced on May 9, 2003 that we have entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and its directors. The parties to the settlement agreement have agreed to suspend the Dendrite lawsuit and to terminate it upon closing of the transaction.

As with our previous announcements, your local SYNAVANT account manager will be in touch with you shortly to provide further information and to answer your questions. However, if you have any immediate queries please do not hesitate to contact me, or any of my senior managers, directly. Alternatively, you might like to visit our website at http://www.synavant.com where this and future news will be posted.

I thank you for your patience and continued support as we move through our merger activities and assure you that we will continue our efforts to provide you with the best possible solutions and services both now and in the future when our business becomes part of Dendrite.

I believe this is a very positive step for SYNAVANT and one that will help assure the future development and success of our people, solutions and services.

Sincerely

/s/ Wayne P. Yetter

Wayne P. Yetter

Chairman and Chief Executive Officer

A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission (SEC). This letter is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and shareholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and shareholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC’s web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

Sale of SYNAVANT Business to Dendrite

Answers to Customer Questions

Index

1.	Why has SYNAVANT’s management decided to sell the entire SYNAVANT business to Dendrite rather than to Cegedim?

2.	When is the transaction expected to close?

3.	Will Dendrite continue to develop, market and sell all SYNAVANT’s existing IM and CRM technology solutions and services?

4.	Will SYNAVANT’s strategic alliance with Siebel Systems transfer to Dendrite?

5.	When will SYNAVANT know whether Siebel is willing to consider a Dendrite relationship?

6.	How will SYNAVANT’s existing Siebel customers be supported if its strategic alliance with Siebel is terminated?

7.	My company has not had a good experience with Dendrite in the past. What assurance can you give me that Dendrite will provide the same level and quality of service that SYNAVANT provides?

8.	What happens to my existing contracts with you?

9.	Will your prices increase as a result of this transaction?

10.	Will there be any change to my existing account support teams?

11.	What assurances can SYNAVANT provide that its services will not be impacted by this transaction?

12.	Will the SYNAVANT CRM technology services team start selling Dendrite’s technology and data products, especially in those countries where they have not yet gained traction?

13.	Your technology competitors claim that it is impossible for Dendrite to continue to support so many different CRM technologies. Is this true?

14.	Will SYNAVANT’s senior management team transfer to Dendrite?

15.	Will there be many lay-offs as a result of this transaction?

16.	Will your company be moving locations?

17.	What impact will this transaction have on improving service levels and increasing investment in innovation?

18.	Will SYNAVANT continue to provide services to non-pharmaceutical companies?

19.	What is SYNAVANT doing to ensure its leadership and people key to our account continue to be focused on our account?

20.	How does this transaction affect the lawsuit filed against SYNAVANT by Dendrite?

1.	Why has SYNAVANT’s management decided to sell the entire SYNAVANT business to Dendrite rather than to Cegedim?

The offer made by Dendrite of $2.83 per share represents a significant premium to our recent share price and better value for our shareholders than Cegedim’s tender offer of $2.30 per share. The strategic potential of the combination of SYNAVANT and Dendrite will also present opportunities for our customers and employees.

2.	When is the transaction expected to close?

The tender offer process is expected to be completed in June 2003.

3.	Will Dendrite continue to develop, market and sell all SYNAVANT’s existing IM and CRM technology solutions and services? Dendrite will honor the terms and conditions of all existing customer contracts for at least the life of the contract. In addition, as part of our transition and integration planning there will be a full assessment of the combined solution and service assets of the new organization. A key objective will be to develop a portfolio of new, high value solutions and services for our customers.

4.	Will SYNAVANT’s strategic alliance with Siebel Systems transfer to Dendrite?

This will be a focus of discussions with Siebel.

5.	When will SYNAVANT know whether Siebel is willing to consider a Dendrite relationship?

Dendrite understands the urgency of this question and we expect a meeting to be scheduled between Siebel and Dendrite in the near future.

6.	How will SYNAVANT’s existing Siebel customers be supported if its strategic alliance with Siebel is terminated?

This will be a focus of future discussions. We will still retain our Siebel knowledge and ability to service our customers in the short to medium term with limited negative impact for our customers. In addition, Dendrite has expressed its desire to leverage our Siebel services skills together with those of SAI, another recent Dendrite acquisition, to build a Siebel center of excellence.

7.	My company has not had a good experience with Dendrite in the past. What assurance can you give me that Dendrite will provide the same level and quality of service that SYNAVANT provides?

A first priority is to ensure that our customers’ service remains uninterrupted during this transition period. During the interim period before the transaction closes, it will be business-as-usual with SYNAVANT continuing to manage its business with no changes to our solutions, support and services. Thereafter, due to the complementary nature of much of SYNAVANT’s and Dendrite’s customer activities, we anticipate that your regular contacts for current services will remain largely unchanged.

Once the merger is complete, your contract will transfer to Dendrite and Dendrite will honor in full the terms, conditions and service level agreements of all existing SYNAVANT customer contracts for at least the life of the contract and in many cases for a longer time-period.

8.	What happens to my existing contracts with you?

•	We expect existing customer contracts to continue after the transaction

•	without disruption and
•	without any change to their terms and conditions
•	All customer contracts will transfer to Dendrite

9.	Will your prices increase as a result of this transaction?

No changes are planned other than those already announced or those that would be in line with your existing business and contractual terms.

10.	Will there be any change to my existing account support teams?

Between now and when the transaction closes, it is business-as-usual with no changes in your support teams. After the close, due to the complementary nature of much of SYNAVANT’s and Dendrite’s customer activities, we anticipate that your regular contacts for current services will remain largely unchanged.

11.	What assurances can SYNAVANT provide that its services will not be impacted by this transaction?

A first priority is to ensure that our customers’ service remains uninterrupted during this transition period. During the interim period before the transaction closes, it will be business-as-usual with SYNAVANT continuing to manage its business with no changes to our solutions, support and services. Thereafter, due to the complementary nature of much of SYNAVANT’s and Dendrite’s customer activities, we anticipate that your regular contacts for current services will remain largely unchanged.

During this interim period, we are establishing transition teams that will be focused on ensuring the smooth integration of our SYNAVANT people and services into the Dendrite organization – with a specific objective of ensuring there is no disruption in our services to customers.

12.	Will the SYNAVANT CRM technology services team start selling Dendrite’s technology and data products, especially in those countries where they have not yet gained traction?

This decision will be made by Dendrite after the closing of the transaction. We will use the combined resources of SYNAVANT and Dendrite to offer a range of high-value solutions and services to customers.

13.	Your technology competitors claim that it is impossible for Dendrite to continue to support so many different CRM technologies. Is this true?

No, this is not true. SYNAVANT’s current business model is built around providing services and this has become our core strength over the last couple years. This business model enables us to deliver services for multiple technologies and applications without diluting our capability and customer focus. This positions us well to continue to provide services for our current offerings as well as for those of Dendrite.

14.	Will SYNAVANT’s senior management team transfer to Dendrite?

This will be determined during the integration planning process.

15.	Will there be many lay-offs as a result of this transaction?

At this time we do not know if there will be any job losses, or if there are any, how many there will be. Dendrite has been very impressed by the quality of our people, support services, facilities and operations. In addition, Dendrite has expressed its desire to leverage our Siebel services skills together with those of SAI, another recent Dendrite acquisition, to build a Siebel center of excellence. We would expect, therefore, that Dendrite will wish to integrate as many of these attributes as possible into its organization. The transition teams will need to review the entire SYNAVANT/Dendrite structure, activities and performance before staffing recommendations may be made.

16.	Will your company be moving locations?

In some countries this is not expected to be required. We will try to confirm office locations with the next 1-2 months in those countries where multiple SYNAVANT/ Dendrite offices exist currently.

17.	What impact will this transaction have on improving service levels and increasing investment in innovation?

During the interim period before the transaction closes, we are establishing joint SYNAVANT/Dendrite transition teams for the business. Regardless of any changes proposed, the teams’ focus will be on maintaining and improving our customer service levels and investing in innovation.

18.	Will SYNAVANT continue to provide services to non-pharmaceutical companies?

We expect this to continue but this will be reassessed in joint strategy evaluations during the integration process.

19.	What is SYNAVANT doing to ensure its leadership and people key to our account continue to be focused on our account?

The entire SYNAVANT team is committed to providing high quality service to our customers. During this transition our management team will ensure our employees maintain a strong focus on all customer requirements and that the transition issues are managed by teams focused on the transition.

20.	How does this transaction affect the lawsuit filed against SYNAVANT by Dendrite?

The parties to the settlement agreement have agreed to suspend the lawsuit and to terminate it upon closing of the transaction.

Employee Briefing May 12, 2003

SYNAVANT to sell its entire global business to Dendrite On May 9, 2003 SYNAVANT signed an agreement to sell its entire global business to Dendrite International, Inc for $2.83 per share in cash This transaction supersedes Dendrite's previous offer of $2.50 per share As a result, SYNAVANT's previous transaction to be acquired by Cegedim for $2.30 per share is terminated

SYNAVANT to sell its entire global business to Dendrite The transaction is expected to close in June 2003 Once closed, SYNAVANT will become part of Dendrite - a public company quoted on Nasdaq

SYNAVANT to sell its entire global business to Dendrite Dendrite will make an offer to SYNAVANT shareholders to tender their shares for $2.83 per share Based on the number of SYNAVANT shares and "in the money" stock options, the total value to be paid by Dendrite is $45.1 million Dendrite also takes responsibility for all SYNAVANT's corporate liabilities and costs, which total several million dollars

SYNAVANT to sell its entire global business to Dendrite Also on May 9, 2003 we entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and our directors. The parties to the settlement agreement have agreed to suspend the lawsuit and to terminate it upon closing of the transaction

SYNAVANT to sell its entire global business to Dendrite Both Dendrite and Cegedim are global competitors, therefore their characteristics are broadly similar and their motivation to acquire SYNAVANT are broadly aligned This means that many of the Dendrite transaction messages are similar to those concerning the previously announced Cegedim transaction

SYNAVANT's reasons for the transaction The offer made by Dendrite represents a significant premium to our recent share price and better value for our shareholders than Cegedim's tender offer of $2.30 per share The strategic potential of the combination of SYNAVANT and Dendrite will present opportunities for our customers and employees To help address market questions over our financial strength To provide a growth environment for employees to apply their skills and competencies and realize career aspirations

Dendrite business profile Develops and delivers technology solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients Product and services portfolio includes Information Management, Business Intelligence and Analytics, Commercial Sales and Marketing Operations Management and CRM Solutions Public company quoted on Nasdaq Stock symbol: DRTE Founded in 1986 Headquartered in Morristown, New Jersey, USA 2002 revenue: $225.8 million 2002 net income: $15.4 million Offices in 18 countries 1600 employees Serves 150+ customers across 50+ countries

Dendrite office locations Australia Belgium Brazil China Colombia Egypt France Germany Hungary Italy Japan Mexico The Netherlands New Zealand Poland Portugal United Kingdom United States

Dendrite transaction benefits Employees will be part of a larger and exciting growth environment in which to work and apply skills and competencies Potential career opportunities due to the strengthened, global organization - for example Dendrite intention to create a Siebel skills center of excellence Dendrite and SYNAVANT CRM support services will include helpdesk, implementation, hardware, professional, educational, validation and application documentation services Dendrite's longitudinal prescription data will enhance SYNAVANT's Interactive Marketing services

Dendrite transaction benefits Transaction brings Dendrite Increased global support service capabilities Ability to serve companies using proprietary and third party systems Stronger presence and product offering in Europe and Pacific Rim Enriched physician database Significant relationships with global pharmaceutical companies Greatly expanded marketing service capabilities Growing pipeline of additional service opportunities

What will this mean for our customers? Combining SYNAVANT's global expertise with Dendrite's activities Creates a global team with extensive market knowledge Results in a rich portfolio for: Information solutions and services Interactive Marketing and consulting offerings CRM technology solutions and services Expands geographic coverage Strengthens local support

How will SYNAVANT's business be integrated into Dendrite? Transition teams will be established for the transaction: Teams will comprise key managers with a strong understanding of our respective company operations from SYNAVANT and Dendrite Teams will develop plans for the most effective integration of the people, processes, solutions, services and technology infrastructure of our combined organizations Teams to ensure no disruption in services to customers

Will Dendrite continue to support SYNAVANT's solutions and services? Dendrite will honor the terms and conditions of all existing customer contracts for at least the life of the contract As part of our transition and integration planning there will be a full assessment of the combined solution and service assets of the new organization A key objective is to develop a portfolio of new, high-value solutions and services for our customers Dendrite's news release gives insights into its vision for integrating SYNAVANT's solutions and services

Will SYNAVANT sell Dendrite's technology solutions and services? This decision will be made by Dendrite after the transaction closes We will use the combined resources of SYNAVANT and Dendrite to offer a range of high-value solutions and services to customers

How do we counter competitor claims that Dendrite will not be able to support the combined technology portfolio? This is very easy for us to counter: SYNAVANT's current business model is built around providing services - this has become our core strength over the last couple of years This business model enables us to deliver services for multiple technologies and applications without diluting our capability and customer focus This positions us well to continue to provide services for our current offerings as well as for those of Dendrite

What changes will I see taking place immediately? None that concern the transaction before it closes Until shareholders have agreed to tender their shares and other regulatory approvals are received, SYNAVANT continues to manage its entire global business We must focus on meeting the needs of all our customers to effect the most advantageous transition for ourselves, our customers, our shareholders and Dendrite

What changes will I see taking place once the transaction has closed? SYNAVANT will no longer be an independent company - it will become part of Dendrite Some employees may be relocated Some employees may have different reporting relationships Employees will have different email addresses Employees may have different benefit plans

What is happening about our customers? All key customer contacts will receive a letter in English from Wayne Yetter explaining this revised transaction CRM technology and consulting sales teams will begin immediately to make direct contact with customers and key prospects to present the information and answer questions Once the transaction closes, all existing customer contracts will be transferred to Dendrite

Communications to employees SYNAVANT has emailed letters to employees explaining the transaction SYNAVANT has emailed an information pack to employees, containing Question and Answer document Dendrite profile

Communication services The Transaction Center in the News Room on SYNAVANT Global will keep employees up-to-date Will house all questions and answers as they occur Will house all transaction communications Employees may email questions not answered already on SYNAVANT Global to the SYNAVANT Questions Email Box : questions@synavant.com

Communications to third parties News releases have been issued by SYNAVANT and Dendrite to Financial media Business community Pharmaceutical and technology trade media Letters explaining the transactions are being sent by SYNAVANT to Customers Key prospects Telephone calls are being made to Partners Key suppliers

Communications to customers Powerpoint briefing prepared for SYNAVANT customers and prospects Customer talking points prepared for SYNAVANT sales teams Customer Questions and Answers document prepared for SYNAVANT sales teams

Communications are important! We must communicate regularly with our customers and key prospects We must avoid having our key prospects delay their decisions We must continue to drive our business vigorously!

What should I do if I receive a call from a customer? Check and record the identity of the caller before making any comment If the customer wishes to talk about the transaction refer the call to either the Commercial/Account Director or the most senior manager available Do not speculate on "what-ifs" with customers It is important they understand the benefits to them of the transaction Callers must receive a positive message

What should I do if I receive a call from the media or other outside entities? Check and record the identity of the caller before making any comment Do not answer any questions or speculate with the media, investors or competitors Refer the call as follows Media: Mary Stuart (+44 (0)7801 680497) Investors: Cliff Farren (+1 404 841 5323) Competitors: US IM: David Duplay (+1 646 258 5665) US CRM: Jim Kirby (+1 215 439 8505) Europe: Ken Tyson (+44 (0)7879 885 560) Pacific Rim: Ken Gray (+61 414 428 344)

Stay focused! On "business-as-usual" On keeping our customers happy and our prospects flowing On achieving your 2003 performance objectives Transition teams will handle the transition and keep you informed

Legal legend A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission (SEC). This briefing is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and shareholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and shareholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

Questions?

Customer Briefing [date]

SYNAVANT to sell its entire global business to Dendrite On May 9, 2003 SYNAVANT signed an agreement to sell its entire global business to Dendrite International, Inc for $2.83 per share in cash This transaction supersedes Dendrite's previous offer of $2.50 per share As a result, SYNAVANT's previous transaction to be acquired by Cegedim for $2.30 per share is terminated

SYNAVANT to sell its entire global business to Dendrite The transaction is expected to close in June 2003 Once closed, SYNAVANT will become part of Dendrite - a public company quoted on Nasdaq

SYNAVANT to sell its entire global business to Dendrite Also on May 9, 2003 SYNAVANT entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and its directors The parties to the settlement agreement have agreed to suspend the lawsuit and to terminate it upon closing of the transaction

Today's briefing SYNAVANT's reasons for the transaction Dendrite profile What will this mean for you? In the short-term For the long-term

SYNAVANT's reasons for the transaction The offer made by Dendrite represents a significant premium to our recent share price and better value for our shareholders than Cegedim's tender offer of $2.30 per share The strategic potential of the combination of SYNAVANT and Dendrite will present opportunities for our customers and employees To address market questions over our financial strength To provide a growth environment for employees to apply their skills and competencies and realize career aspirations

Dendrite business profile Develops and delivers technology solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients Product and services portfolio includes Information Management, Business Intelligence and Analytics, Commercial Sales and Marketing Operations Management and CRM Solutions Public company quoted on Nasdaq Stock symbol: DRTE Founded in 1986 Headquartered in Morristown, New Jersey, USA 2002 revenue: $225.8 million 2002 net income: $15.4 million Offices in 18 countries 1600 employees Serves 150+ customers across 50+ countries

What will this mean for our customers? Combining SYNAVANT's global expertise with Dendrite's activities Creates a global team with extensive market knowledge Results in a rich portfolio for: Information solutions and services Interactive Marketing and consulting offerings CRM technology solutions and services Will deliver new, high-value solutions and services Expands geographic coverage Strengthens local support

What will this mean for our customers? Short-term - until the transaction closes No change in our services, solutions or support SYNAVANT continues to manage its business as before "Business as usual"

What will this mean for our customers? Longer-term - beyond the transaction close Your SYNAVANT contracts will be transferred to Dendrite, with all terms and conditions preserved Dendrite will honor in full the terms and conditions of all contracts for at least the life of the contract We expect your account manager to remain unchanged Your account manager's email and possibly location addresses and telephone number will change We expect the combination of SYNAVANT and Dendrite's businesses and expertise will deliver new, exciting, high-value solutions and services that help you increase the return on your sales and marketing activities

Transaction timetable Definitive Agreement already announced "Business as usual" for SYNAVANT until completion Transition teams being established to Develop plans for the most effective integration of the people, processes, solutions and technology infrastructure of our combined organizations Ensure no disruption in services to customers Completion anticipated in June 2003

SYNAVANT's commitment to our customers Focus on implementing your contracts and on servicing your needs to our normal high standards during this transition period Protection of the terms, conditions, service level agreements in your existing contracts when they are transferred to Dendrite Prompt response to your questions Communication of transition plans as they progress

Thank you We thank you for your patience as we move through our merger activities and look forward to our continuing relationship as we embark on this next stage of SYNAVANT's development

Legal legend A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission (SEC). This briefing is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and shareholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and shareholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

Questions?

SYNAVANT's global Interactive Marketing and consulting services SYNAVANT's global Interactive Marketing and consulting services include Sampling services Physician-to-physician education Physician influence network identification services Circulation management for medical publishers Custom physician list generation Direct marketing programs Marketing optimization analysis Market research services PharbaseSM (our database of medical professionals - not available in the US and Latin America)

SYNAVANT's CRM technology solutions and services SYNAVANT's CRM technology solutions and services include Design, implementation and on-going support of sales force automation and CRM systems Siebel ePharma, CornerstoneTM, PremiereSM, premiere.updateSM, SynVocallSM Business analytics Data migration and integration Hosting services Training Help desk Hardware services Computer systems validation services

[Form Letter to Business Prospects]

May 12, 2003

Dear [prospect name]

I am writing to advise you of a further major development in SYNAVANT’s merger activities.

On Friday May 9, 2003 SYNAVANT’s Board of Directors approved unanimously a transaction for Dendrite International Inc. to acquire SYNAVANT. This transaction results in the termination of SYNAVANT’s previous agreement to be acquired by Groupe Cegedim. We expect the transaction to close in June 2003. Full details of the announcement are in the news release we issued on Friday, May 9, 2003 that is posted on our Website: http://www.synavant.com.

This means that when the transaction closes, SYNAVANT’s entire business will be merged with Dendrite’s. Dendrite is a public company quoted on Nasdaq (DRTE). It develops and delivers technology and data solutions that increase value in sales, marketing and clinical processes for pharmaceutical and other life science clients.

Dendrite will honor in full the terms and conditions of all existing SYNAVANT customer contracts for at least the life of the contract and in many cases for a longer time-period. Once the transaction has closed, SYNAVANT and Dendrite will conduct a full assessment of the comprehensive, combined solution and service assets of the new organization. Together, we will develop a portfolio of new, high-value solutions and services for our customers. In the meantime SYNAVANT will continue to manage its business with no change to our solutions, support or services.

SYNAVANT’s Interactive Marketing and CRM technology and consulting services businesses complement Dendrite’s strategic focus and strengthen its global presence. The combination of these businesses brings Dendrite substantially enhanced global support service capabilities; the ability to serve companies using proprietary and third party systems; a stronger presence and product offering in Europe and the Pacific Rim; an enriched physician database; and greatly expanded marketing service capabilities.

We also announced on May 9, 2003 that we have entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and its directors. The parties to the settlement agreement have agreed to suspend the Dendrite lawsuit and to terminate it upon closing of the transaction.

As with our previous announcements, your local SYNAVANT contact will be in touch with you shortly to provide further information and to answer your questions. However, if you have any immediate queries please do not hesitate to contact me, or any of my senior managers, directly. Alternatively, you might like to visit our website at http://www.synavant.com where this and future news will be posted.

I thank you for your patience as we move through our merger activities and assure you that we will continue our efforts to offer you the best possible solutions and services both now and in the future when our business becomes part of Dendrite.

I believe this is a very positive step for SYNAVANT and one that will help assure the future development and success of our people, solutions and services.

Sincerely

/s/ Wayne P. Yetter
Wayne P. Yetter
Chairman and Chief Executive Officer

A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission (SEC). This letter is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and shareholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and shareholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC’s web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.